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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2020 (MM/DD/YY) AND ENDING September 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: nabSecurities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 28th Floor

(No. and Street)

New York, New York 10167

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DeMaio, President (212) 916-9520

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

One Manhattan West, New York, New York 10001

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are **to respond to the collection of information contained in this** form are not required to **respond unless the form** displays a currently valid OMB control **number.**

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of nabSecurities, LLC, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

MANUEL FIGUEREO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FI6146120
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 15, 20 22

11/29/2021.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Member's Equity.
(f) Statement of Changes in Subordinated Borrowings.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Statement Regarding Rule 15c3-3.
(j) Exemption Report under rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

nabSecurities, LLC
September 30, 2021
with Report of Independent Registered Public Accounting Firm

nabSecurities, LLC

Statement of Financial Condition

Year Ended September 30, 2021

Contents

EY
Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of nabSecurities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2021 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

November 29, 2021

nabSecurities, LLC

Statement of Financial Condition

September 30, 2021

Assets	
Cash and cash equivalents	$ 55,841,397
Due from clearing broker	1,048,453
Due from affiliates	20,011,395
Securities owned, at fair value	20,145,997
Accounts receivable	2,196,010
Total assets	$ 99,243,252
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 920,277
Due to affiliates	3,817,224
Subordinated borrowing	5,000,000
Total Liabilities	$ 9,737,501
Member's equity:	
Member's contribution	7,375,000
Retained earnings	82,130,751
Total member's equity	89,505,751
Total liabilities and member's equity	$ 99,243,252

See accompanying notes to statement of financial condition.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2021

1. Organization

nabSecurities, LLC (the "Company") is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage and advisory related activities and generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow, structuring of infrastructure and asset finance loans.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through BofA Securities, Inc. (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate and later adjusted for final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and contain elements of judgment.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company deposits cash and cash equivalents with two financial institutions. At September 30, 2021, the due from clearing broker balance of $1,048,453 in the Statement of Financial Condition is comprised of cash and cash equivalents placed on deposit with the clearing broker.

Securities Owned

Securities owned are stated at fair value.

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Securities owned are carried at fair value on a recurring basis with changes in fair value recognized in the Statement of Income under various accounting literature, principally applicable industry guidance, such as ASC 940, Financial Services – Brokers and Dealers ("ASC 940"), and ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques into the following three levels:

2. Significant Accounting Policies (continued)

- Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date

- Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly.

- Level 3: Inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single-member limited liability company, wholly owned by the Parent. It is treated as a disregarded entity for U.S federal, state and local income tax purposes. As such, the Company is not directly subject to any U.S federal, state, and local income taxes. As a result of its early adoption of ASU 2019-12 as of September 30, 2020, the Company does not provide for its share of U.S federal, state, and local income taxes in its separate financial statements. All income taxes related to the Company are recorded at the Parent.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses" (Topic 326) Measurement of Credit Losses on Financial Instruments. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. The amendment is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Management has reviewed the guidance and has completed an analysis of the financial assets of the Company as of September 30, 2021. Management considered the historical zero loss experience and any recorded reserve contemplating even remote losses would be very immaterial to the financial statements taken as a whole. The Company adopted ASU 2016-13 on its mandatory effective date, October 1, 2020.

2. Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02, "Leases", which came into effect on October 1, 2019. The standard substantially changes how lessees must account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. The Company adopted ASU 2016-02 on October 1, 2019, and the impact of the adoption of the new standard to the financial statements is immaterial.

In December 2019, FASB released Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes," which simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes by not requiring an entity to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. The Company early adopted this standard for the year ended September 30, 2020 on a retrospective basis and has continued to apply the ASU accordingly for the year ended September 30, 2021.

3. Fair Value of Financial Instruments

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant in its measurement.

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 2 inputs include bonds and RMBS.
    - Bonds are valued utilizing market observable prices for recently executed transactions of the same security.

3. Fair Value of Financial Instruments (continued)

- RMBS are valued using trade margin data obtained from observed transactions or independent external parties such as vendors or brokers. The fair value determination may require benchmarking to similar instruments and/or analysis of expected credit losses, default and recovery rates, and weighted average life. The Company may consider:

    - security collateral-specific attributes, including payment priority, credit enhancement level, collateral type, delinquency rates and loss severity, when evaluating the fair value of each security. Market standard models may be utilized to model the specific collateral and cash flows of each security. Key inputs to these models are market spreads, forecasted credit losses, default rates, and prepayment speeds which are market observable. The Company uses position specific external price data, when available, to verify its valuations.

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2021:

	Level 1	**Level 2**	**Level 3**	**Total**
RMBS	0	20,145,997	0	20,145,997
Balance - September 30, 2021	$ 0	$ 20,145,997	0	$ 20,145,997

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature or generally negligible credit risk. These instruments include cash and cash equivalents, due from clearing broker, due from affiliate, due to affiliate, accounts payable and subordinated borrowings. Cash and cash equivalents and due from clearing broker are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

4. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent for working capital purposes since July 30, 2012. The amount of the loan is $5,000,000 and the maturity date was amended and effective on July 31, 2021, to extend the maturity to August 30, 2023. Up until July 31, 2021, interest accrued at US Dollar LIBOR plus 0.89% and the facility had a fee of 0.91% per annum. Pricing agreements were amended on July 31, 2021, and interest now accrues at US Dollar LIBOR plus 0.60% and the facility fee was amended to 0.86%. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2021, $21,847 of accrued interest and fees were recorded.

On September 5, 2013, the Company entered into a revolving subordinated credit agreement with the Parent for additional working capital purposes when needed. The amount of the credit line is $25,000,000 and the maturity date was amended on July 31, 2021, to extend the maturity to September 11, 2023. Up until July 31, 2021, interest accrued at US Dollar LIBOR plus 1.14% for advances of 90 days or less and US Dollar LIBOR plus 0.89% for advances of 91 days or greater. In addition, up until July 31, 2021, the facility had a fee of 0.91% per annum and an unused commitment fee of 0.60% per annum. Pricing agreements were amended effective July 31, 2021, and interest now accrues at US Dollar LIBOR plus 0.71% for advances of 90 days or less and US Dollar LIBOR plus 0.60% for advances of 91 days or greater. The facility fee was amended to 0.86% per annum and, effective July 31, 2021, the unused commitment fee is 0.51% per annum. As of September 30, 2021, $135,236 and $89,167 of accrued facility fees and unused commitment fees, respectively, were recorded. There were no drawdowns of this $25,000,000 facility in fiscal year 2021 and as of September 30, 2021 there were no outstanding advances on this revolving credit agreement. This agreement has been approved by FINRA as a satisfactory subordination agreement.

These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

5. Related Party Transactions

Due from affiliates of $20,011,395 as of September 30, 2021 represents a $20,000,000 placement with London, maturing between October 13, 2021 and January 14, 2022, charging interest rate of 0.09% - 0.20% and $75,958 interest related to the placement. Due to affiliates of $3,817,224 as of September 30, 2021, represents a payable of $22,494 for interest and fees due to the Parent, and $3,782,555 for operating expenses paid on behalf of the Company by the New York Branch of the Parent. Due to affiliates – money market line represents a money market line of credit with the London Branch of the Parent, which has an outstanding balance of $0 as of September 30, 2021. Interest expense of $578,441 was incurred, and interest expense of $588,351 was paid, during the year on subordinated borrowings due to the Parent. The subordinated loan facility of $5,000,000 was fully drawn and the revolving subordinated loan facility of $25,000,000 was undrawn at September 30, 2021. *See Note 4, Subordinated Borrowings.*

6. Income Taxes

The Company's operating results are included in the federal and state income tax returns filed by the Parent. The Parent's federal and New York state returns are subject to examination by the respective tax authorities for years ended September 30, 2018 through the current year and New York City tax returns for years ended September 30, 2015 through the current year.

After an early adoption of ASU 2019-12 as of September 30, 2020, the Company, which is a single-member LLC disregarded from its owner, is no longer obligated to be allocated current and deferred tax expense in its stand-alone financial statements and instead they are recorded at its Parent.

7. Commitments and contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed $1,048,453 on deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

From time to time, the Company becomes involved in litigation arising in the normal course of business. As of September 30, 2021, management is not aware of any pending or threatened litigation that is expected to have a material adverse effect on the Company's Financial Condition.

8. Risks

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business, the

8. Risks (continued)

Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits.

The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate. As a registered broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described.

Off-Balance Sheet Risk

As of September 30, 2021, the Company does not own financial instruments with off-balance sheet risk such as securities sold but not yet owned or derivative financial instruments.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of September 30, 2021, the Company had net capital of $70,402,019 which exceeded the regulatory requirement by $70,152,019.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2021, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 29, 2021, which is the date the Statement of Financial Condition was available to be issued.